EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Encana Corporation
1800, 855 - 2nd Street SW
Calgary, Alberta  T2P 2S5

2.	Date of Material Change

February 9, 2011

3.	News Release

A press release concerning the subject matter of this material change report was disseminated through the facilities of Business Wire on February 9, 2011.

4.	Summary of Material Change

Encana Corporation ("Encana") has agreed to establish a joint venture with a subsidiary of PetroChina Company Limited ("PetroChina") relating to Encana's Cutbank Ridge business assets.

5.	Full Description of Material Change

Encana Corporation has entered into a Cooperation Agreement with PetroChina International Investment Company Limited ("PCIIC"), a subsidiary of PetroChina, that would see PCIIC pay C$5.4 billion to acquire a 50 percent interest in Encana's Cutbank Ridge business assets in British Columbia and Alberta and would see the two companies establish a 50/50 joint venture to develop the assets.

Under the agreement, PCIIC would pay C$5.4 billion to acquire a 50 percent interest in the Cutbank Ridge business assets, an interest that represents current daily production of about 255 million cubic feet equivalent per day (MMcfe/d), proved reserves of about 1.0 trillion cubic feet of natural gas equivalent (Tcfe), as at the end of 2010, and about 635,000 net acres of land straddling the British Columbia and Alberta boundary.  The planned joint venture infrastructure, on a 100 percent basis, includes about 700 million cubic feet (MMcf) per day of processing capacity, about 3,400 kilometres of pipelines and the Hythe natural gas storage facility.  The Cutbank Ridge business assets to be acquired by PCIIC represent a 50% interest in the majority of Encana's Montney, Cadomin and other natural gas assets located on a portion of the company's British Columbia and Alberta lands.  Under the planned joint venture, each company would contribute 50/50 to future development capital requirements.  Encana will initially operate the joint venture's assets and market the production.  Following the completion of the transaction, the joint venture would operate under the direction of a joint management committee.

The transaction is subject to regulatory approval by Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement.  The economic adjustment date for the transaction is expected to be January 1, 2011 with the closing date dependent on the various government and regulatory approvals.

The agreement is the culmination of more than nine months of discussions between PetroChina and Encana.  By combining resources with PetroChina in this joint venture, Encana expects to recognize additional value through accelerating the pace of development of the Cutbank Ridge assets and by leveraging increased capital and operating efficiencies through further technical advancements and through greater certainty of the long-term development plan for the business assets.

PetroChina is one of the largest oil and gas companies in the world.  PetroChina engages in a wide range of activities related to oil and natural gas, including:  exploration, development, production and marketing of crude oil and natural gas; refining, transportation, storage and marketing of crude oil and oil products; the production and marketing of primary petrochemical products, derivative chemicals and other chemicals; transportation of natural gas, crude oil and refined oil, and marketing of natural gas.  The shares of PetroChina are listed on the Shanghai, Hong Kong and New York stock exchanges.  China National Petroleum Corporation is the controlling shareholder of PetroChina.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Sherri A. Brillon, Executive Vice-President & Chief Financial Officer of Encana, by telephone at (403) 645-2000.

9.	Date of Report

February 17, 2011.

Advisories

Reserves Reporting Information and Volume Conversions

The proved reserves referred to in this report are Encana's estimate of proved reserves after royalties determined in accordance with Canadian disclosure requirements, using forecast prices and costs, based on the year-end 2010 evaluation conducted by one of Encana's independent qualified reserves evaluators.

In this report, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf).  Cfe may be misleading, particularly if used in isolation.  A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.

Forward-Looking Statements

Certain statements contained in this report are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as "forward-looking statements".  Forward-looking statements in this report include, but are not limited to:  the potential completion of a joint venture transaction with PetroChina International Investment Company Limited, including the potential terms and timing for completion, and Encana's expectation to recognize additional value.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  The risks and uncertainties associated with the forward-looking statements contained in this report include the risk that Encana may not conclude the potential joint venture arrangements as a result of various conditions not being met, including regulatory approvals, due diligence and the negotiation and execution of various transaction agreements, and the risk that the anticipated benefits of the joint venture may not be achieved.